November 10, 2008

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:                         Intermec, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 27, 2008

Dear Mr. Kronforst:

This communication is in response to your comment letter dated September 26, 2008, regarding
•	the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Intermec, Inc. (“we”, “our”, “us” or the “Company”) on March 3, 2008 (the “Form 10-K”); and
•	the Form 10-K/A for Fiscal Year Ended December 31, 2007 filed by us on March 27, 2008 (the “Form 10-K/A”).

On November 4, 2008, we submitted a partial response to your comment letter with respect to Items 3 and 4 of your letter.  We respectfully submit this letter as our response to the remaining items in your letter, Items 1 and 2.  For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Business, page 3

Markets and Customers, page 10

1.
Please refer to prior comment number 1.  You state in your response that “(y)our products are sold and supported in the Middle East region…”  However, you do not identify the specific countries in the Middle East where you conduct your business.  In addition, it appears from a pull-down menu in the “RealTime Magazine” section on your website that nationals of Cuba, Iran, Sudan, and Syria can contact you to request a free subscription of your supply chain solutions magazine.  Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated business contacts with Cuba, Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements.  Your response should describe in reasonable detail any products, components, equipment, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.

RESPONSE:

As set forth in our previous response dated August 7, 2008 (“Initial Response”), our products are sold and supported in the Middle East region only indirectly, through distributors and value-added resellers in this region.  Based on a review of our records, during one or more years of the period 2005 through 2007, our products were sold in the following countries in the Middle East:

• United Arab Emirates	• Jordan	• Qatar
• Bahrain	• Kuwait	• Saudi Arabia
• Cyprus	• Lebanon	• Turkey
• Iraq	• Oman	• Yemen
• Israel	• Pakistan

We also have reviewed our pertinent records and practices with regard to Cuba, Iran, Sudan or Syria (“Sanctioned Countries”) during this period.

Our company policy requires that the shipment of Company products and services will be made only in accordance with applicable laws and regulations pertaining to exports and imports.  We use procedures intended to comply with U.S. export control and economic sanctions laws and regulations and other authorizations where applicable, for sales and support outside of the United States, including with respect to Sanctioned Countries.  These procedures include screening against sanctioned and embargoed countries and restricted parties, including individuals and entities designated on the List of Specially Designated Nationals and Blocked Persons (the “SDN List”).

Mark Kronforst
Securities and Exchange Commission
November 10, 2008

As such, to our knowledge, we have not made any direct sales to any individual or entity in, or representative of, Sanctioned Countries; a review of our records during the period 2005 to date disclosed no shipments destined for Sanctioned Countries.  Except as noted in the next paragraph with respect to sales to U.S. Government entities, to our knowledge, we are not currently making, and do not anticipate making, any direct sales to any individual or entity in, or representative of, Sanctioned Countries.  We have no agreements, commercial arrangements or other contacts with the Sanctioned Countries, or individuals or entities that are identified on the SDN List.

We have contracts with the U.S. Government for sales to U.S. Government entities.  Earlier this year, we received a purchase order for products from the U.S. Department of State for ultimate use by the U.S. Embassy in Damascus, Syria.  If the order is finalized, the Company will deliver the items to the U.S. Department of State in Washington, D.C., which will be responsible for exporting the articles to the U.S. Embassy.

In addition, as noted above, we conduct our sales through our distributors and reseller partners.  We maintain policies requiring such partners to comply with appropriate U.S. export control laws and regulations and include language in our standard distributor and reseller partner agreements that require such partners to comply with these laws and regulations.  Orders placed outside of a contractual relationship are subject to our standard terms and conditions of sale.  While these standard terms and conditions have not explicitly prohibited a distributor from selling products into the Sanctioned Countries, we are adding such a provision, which will be applicable to all future sales.  In all events, we do not authorize, have not authorized and do not anticipate in the future authorizing a distributor to sell our products in the Sanctioned Countries.

We also wish to inform the Staff that the Company maintains other procedures and programs intended to maintain the integrity of security practices and trade compliance.  For example, the Company has been a participant of the Customs-Trade Partnership Against Terrorism (“C-TPAT”) since February 2004 and has been a validated member since October 2006.  C-TPAT is a voluntary partnership program for importers, focused on global supply chain and U.S. border security.  In addition, the Company has been an approved member of the Importer Self-Assessment (“ISA”) program since December 2006.  As an ISA participant, the Company uses agreed-upon protocols to test its compliance with the customs laws governing import transactions.  Both the C-TPAT program and the ISA program are conducted under the auspices of the Department of Homeland Security’s U.S. Customs and Border Protection agency.

As of the date of the Staff’s September 26, 2008 letter, our website did contain a pull-down menu that listed almost every country in the world, including the Sanctioned Countries, in order to enable anyone to contact us and indicate his or her country of residence.  However, this does not imply that we would sell any of our products to any of the countries listed in that menu. Moreover, the pull-down menu was not constructed by the Company but was obtained as a generic element in the development of that portion of our web site.  However, to avoid any doubt, and because of our policy to comply with export and economic sanctions laws, which relate to the sale of products in the Sanctioned Countries, we have begun to modify our website to delete all the Sanctioned Countries from the operable list of countries on the pull-down menu.  These changes should help to avoid any misimpression that we might be willing to do business with persons in the Sanctioned Countries.

Finally, a review of our internal records for the period 2005 to date indicates that we have not provided our supply chain solutions magazine, RealTime Magazine, to any individual or entity in a Sanctioned Country during that period.  We note that, even if the magazine had been provided, under the embargo rule administered by the Office of Foreign Assets Control (“OFAC”) in the U.S. Department of the Treasury, 31 CFR Part 500 et seq., merely supplying printed material, such as RealTime Magazine, would come within the “information and informational materials” exemption in those embargo rules, as required by the Berman Amendment adopted by Congress.  See § 2502(a) of the Omnibus Trade and Competitiveness Act, Pub. L. No. 100-418, 102 Stat. 1107 (1988), and § 525 of the Foreign Relations Authorization Act, Fiscal Years 1994 and 1995, Pub. L. No. 103-236, 108 Stat. 382 (1994), which amended § 5(b)(a) of the Trading with the Enemy Act, 50 USC. App. §§1-44, to restrict the President’s authority to regulate, directly or indirectly, the importation or exportation of information or informational materials, regardless of the format or medium of transmission or whether the information or informational materials are for personal or commercial use (the “Berman Amendment”).

2.
Please discuss in your response letter the materiality of any business contacts described in response to the previous comment, and whether those contacts would constitute a material investment risk for your security holders.  You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, the federal government, various state and municipal governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referred countries.

RESPONSE:

As more fully set forth above in our response to Comment No. 1, we follow U.S. sanction laws and U.S. export control laws and regulations.  We do not have operations or contacts located in the Sanctioned Countries, or with persons designated on the SDN List, and do not anticipate doing so in the future.  (We do not regard a sale to the U.S. Government as a contact with a Sanctioned Country even if the products are destined for use by the U.S. Government there.)  In addition, as previously stated, we actively employ policies, procedures and systems for compliance with applicable international trade laws and regulations.

As we indicated in our response to comment number 1 in our Initial Response, our sales in the Middle East Region constituted less than 3% of our total revenues in 2007, 2006 and 2005, and accordingly, we believe that our business operations in that region do not quantitatively constitute a material investment risk for our stockholders.  Furthermore, given what we believe to be an absence of contacts with the Sanctioned Countries or persons designated on the SDN List, we believe that our operations in the Middle East region do not qualitatively present a material investment risk for our stockholders.

* * * *

Mark Kronforst
Securities and Exchange Commission
November 10, 2008

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K or Form 10-K/A, including the financial statements and related matters, please contact Rick Anderson, our Vice President Corporate Controller at (425) 265-2499, or me at (425) 265-2402.

Sincerely,

/s/ Lanny H. Michael
Lanny H. Michael
Senior Vice President, Chief Financial Officer

cc:   Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary